INTELLI-CHECK, INC.
                            246 Crossways Park West
                            Woodbury, New York 11797







                                            June 20, 2003
Via Edgar
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:     Intelli-Check, Inc.
        Registration Statement on Form S-3
        File No. 333-104598
        Withdrawal of Requested Effective Date
        for Registration Statement
        --------------------------------------

Ladies and Gentlemen:

     Intelli-Check,Inc. hereby withdraws its previous request by letter dated June 17, 2003 that the above-referenced Registration Statement ("Registration Statement") be declared effective at 4:00 P.M. on June 20, 2003 or as soon thereafter as is practicable. It is our intention to request acceleration of the Registration Statement during the week of June 23, 2003.

                                            Very truly yours,

                                            INTELLI-CHECK, INC.

                                            /s/ David H. Lieberman
                                            By:  David H. Lieberman, Esq.
                                            Authorized Representative


cc:   Barbara C. Jacobs, Assistant Director
      Robert Bell, Division of Corporate Finance
      Marc Shuman, Division of Corporate Finance